UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28768 / June 16, 2009

In the Matter of	:
	:
Main Street Capital Corporation	:
Main Street Mezzanine Fund, LP	:
Main Street Capital Partners, LLC	:
Main Street Mezzanine Management, LLC	:
1300 Post Oak Boulevard, Suite 800	:
Houston, Texas 77056	:
	:
(812-13649)	:
	:

ORDER UNDER SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940

Main Street Capital Corporation ("Company"), Main Street Mezzanine Fund, LP, Main Street Capital Partners, LLC and Main Street Mezzanine Management, LLC filed an application on April 3, 2009, and amendments to the application on May 14, 2009 and May 18, 2009, requesting an order under section 23(c)(3) of the Investment Company Act of 1940 ("Act") granting an exemption from section 23(c) of the Act. The order amends a prior order that permits the Company to issue restricted shares of its common stock under the terms of its employee and director compensation plan ("Plan").[1] The order permits the Company, pursuant to the Plan, to engage in certain transactions that may constitute purchases by the Company of its own securities within the meaning of section 23(c) of the Act.

On May 19, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28726). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

---

[1]   Main Street Capital Corporation, et al., Investment Company Act Release Nos. 28082 (Dec. 21, 2007) (notice) and 28120 (Jan. 16, 2008) (order).

Accordingly,

IT IS ORDERED, under section 23(c)(3) of the Act, that the exemption requested by the Company, et al. (File No. 812-13649) is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary